UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated December 16, 2010, announcing the launch of the conversion incentive period for the voluntary conversion of certain convertible bonds due 2012 and 2014.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated December 17, 2010, announcing the status of the voluntary conversion of certain convertible bonds due 2012 and 2014.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated December 20, 2010, announcing the outcome of the voluntary conversion of certain convertible bonds due 2012 and 2014.

The press releases contained in Exhibits 99.1, 99.2 and 99.3 are not to be construed as an offer for the sale of or the solicitation of an offer to purchase securities in the United States. Any securities referred to therein have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or pursuant to an exemption from registration under the U.S. Securities Act. The Company does not intend to register any of those securities in the United States or to conduct a public offering of the securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 20, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Seadrill launches conversion incentive period for convertible bonds due 2012 and 2014

Hamilton, Bermuda, December 16, 2010 - Seadrill Limited ("Seadrill") announces a conversion incentive period for holders of up to US$250,000,000 of Seadrill's US$1,000,000,000 principal amount convertible bond ("Bonds 2012") due 2012, and for the entire US$500,000,000 principal amount convertible bond ("Bonds 2014") due 2014, such Bonds issued pursuant to the loan agreements ("Loan Agreement") between Seadrill and Norsk Tillitsmann ASA, dated November 2, 2007 and dated September 29, 2009 respectively (the "Incentive Offers").

The acceptance period for the Incentive Offers is open until December 17, 2010 at 17:30 (CET) ("the Conversion Incentive Period").

Seadrill has engaged ABG Sundal Collier, Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London Branch as managers (the "Managers") for the Incentive Offer.

The Seadrill share price has since June this year showed strong performance increasing from US$18.1 to US$33.4 at close of business yesterday. As such the current share price is materially higher than the strike price for conversion into equity of the convertible bonds due in 2012 and 2014. Based on the high likelihood of future conversion of these bonds, Seadrill has decided to offer an accelerated conversion to the bond holders. Seadrill has an optimistic view on the prospects of the offshore drilling industry. An accelerated conversion will increase our financial flexibility and strengthen our ability to undertake further investments whilst maintaining our dividend policy.

For further information please see the attached offer documents and offer restrictions.

The offering has been made to Norwegian professional investors and eligible counterparties as defined in the Norwegian Securities Trading Regulation 10-2 to 10-4 and to non-United States persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). Seadrill's common shares that may be issued upon the conversion of the Bonds have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy the common shares, nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale is unlawful.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.2

SDRL - Status on voluntary conversion offers of convertible bonds due 2012 and 2014

Hamilton, Bermuda, December 17, 2010 - Seadrill Limited is pleased to announce that holders of approximately US$340,000,000 of Seadrill's convertible bonds due 2012 and approximately US$400,000,000 of Seadrill's convertible bonds due 2014 have submitted their acceptances of the voluntary conversion offers.

Seadrill reiterate that the maximum offering amount in principal amount for the convertible bonds due 2012 is US$250,000,000 and will not be increased. A pro-rata basis scale back will be applied for accepting bondholders that participate in the conversion offer.

Bondholders in Seadrill's convertible bonds due 2014 are hereby reminded about the "90% clean-up call" as described in the loan agreement gives Seadrill the right to call the remaining part of the bonds at par value plus accrued interest provided that 90 per cent or more of the original issued amount of US$500,000,000 have been redeemed or converted into shares.

The acceptance period for the offering period will close today at December 17, 2010 at 17:30 CET.

ABG Sundal Collier Norge ASA, Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London Branch are engaged by Seadrill as managers for the incentive offers.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.3

SDRL - Seadrill announces the outcome of the incentive offers for convertible bonds due 2012 and 2014

Hamilton, Bermuda, December 20, 2010 - Seadrill is pleased to announce that holders of US$603.6 million in principal amount of its convertible bonds due 2012 (ISIN: NO0010395981) ("2012's") and US$492.9 million in principal amount of its convertible bonds due 2014 (ISIN: NO0010538705) ("2014's"), have accepted the respective incentive offers that were made on December 16, 2010 and expired on December 17, 2010.

Seadrill will accept for early conversion US$250 million in principal amount of the 2012's (being the "maximum conversion amount"), representing 25% of the outstanding loan amount. Seadrill will also accept early conversion US$492.9 million in principal amount of the 2014's, representing 98.6% of the 2014's. As the principal amount of the 2012's offered for conversion exceeds the Maximum Conversion Amount, validly offered 2012's will be scaled back by a pro-ration factor of approximately 41.4%.

The VWAP ("volume weighted average price") for the incentive offers, calculated in accordance with the conditions stipulated in the incentive offers, is US$32.0397. As a result, the incentive payment on the 2012's will be US$9,988.59 per US$100,000 principal amount of bond and the incentive payment on the 2014's will be US$13,347.53 per US$100,000 principal amount of bond.

Seadrill is pleased with the acceptance levels for the incentive offers which reduce our interest bearing obligations by some US$750 million. The accelerated conversion will increase our financial flexibility and strengthen our ability to undertake further investments whilst maintaining our dividend policy. Seadrill has an optimistic view on the prospects of the offshore drilling industry.

ABG Sundal Collier Norge ASA, Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London Branch are engaged by Seadrill as managers for the Incentive Offers.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)